BUSINESS AND FINANCIAL CONSULTING AGREEMENT

THIS BUSINESS AND FINANCIAL CONSULTING AGREEMENT (“Agreement”) is entered into on this this 21st day of February, 2022 between LifeQuest World Corp., a Minnesota Corporation with registered address at 100 Challenger Road, 8th Floor, Ridgefield, NJ 07660 (“Company”) and Ivest Consulting GmbH with offices at Schiedhaldenstrasse 6, 8700 Küsnacht ZH Switzerland (“ICG”).

RECITALS

Whereas, the Company desires to retain IGC to consult with the Company and assist the Company in international business development for the Company, including but not limited to identification, introduction, and analysis of water-as-a-service (WaaS) and public private partnerships (PPP) projects, strategic investments and alliances in the areas of investment banking, Board services, as well as guidance in any other matters from time to time effective upon signing of this agreement, on the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL PROMISES, UNDERTAKINGS AND COVENANTS SPECIFIED HEREIN, AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, WITH THE INTENT TO BE OBLIGATED LEGALLY AND EQUITABLY, THE PARTIES AGREE WITH EACH OTHER AS FOLLOWS:

1. Incorporation of Recitals. The recitals of this Agreement, specified above, by this reference, are made a part of this Agreement, as though specified completely and specifically at length in this Agreement.

2. Services and Costs.

2.1 Services to be provided. ICG shall consult with the Board and the officers of the Company, at reasonable times, concerning any issue of importance regarding certain opportunities available to the Company and other relevant matters relating to the business of the Company. Subject to those restrictions specified in Paragraph 8, ICG shall specifically assist the officers of the Company, at the Company’s request and within the specific scope of the Company’s request, regarding the following matters:

(i)	Develop water-as-a-service, pubic private partnership projects;

(ii)	Identifying strategic non-USA ESG (Environmental Social Governance) and Impact investors; and

(iii)	Providing international business development assistance and help strategize possible financing options and introductions to strategic investment banks.

2.2 Costs. ICG will be responsible for any and all costs associated with executing its responsibilities as enumerated in the agreement.  Any exceptions must be in written request form, signed by both parties and approved by the Company.

3.   Term of Agreement. The respective duties and obligations of the parties shall commence upon the signing of this Agreement (“Effective Date”) and shall continue for a period of twelve months and renew automatically. In the event either party to this Agreement desires to terminate this Agreement, that party shall provide to the other party notice of that party’s intention to terminate this Agreement, and which notice shall specify the date of termination of this Agreement; provided.

4. Compensation.

4.1 Referrals. The Company agrees to compensate ICG 2.5% of Gross Proceeds from sales from any business conducted with introductions made by ICG regarding the various products/technology the Company sells.

4.2 LQWC Stock Purchase Warrants. Upon execution of this agreement LQWC will issue to ICG 12,000,000 Stock Purchase Warrants for LifeQuest World Corp. (LQWC) with the following criteria (to be held in escrow):

A) Stock Purchase Warrants.

i.       Expiration date 48 months from date of issuance

ii.	Exercise price of US$0.10 per warrant for one share of LQWC common stock with cashless exercise provisions.

iii.       Piggyback registration rights

B)       Stock Purchase Warrants escrow release schedule. The issued Stock Purchase Warrants held in escrow in the name of ICG will be released to ICG upon debt/equity capital raised by introductions made by ICG. The escrow release schedule is as follows:

i.	Tranche One: 1 Million (Swiss Francs; Euro or US Dollars) raised; 3 Million Stock Purchase Warrants released to ICG.
ii.	Tranche Two: Next 2 Million (Swiss Francs; Euro or US Dollars) raised; 3 Million Stock Purchase Warrants released to ICG
iii.	Tranche Three: Next 2 Million (Swiss Francs; Euro or US Dollars) raised; 3 Million Stock Purchase Warrants released to ICG
iv.	Tranche Four: Next 5 Million (Swiss Francs; Euro or US Dollars) raised; 3 Million Stock Purchase Warrants released to ICG
v.	Stock Purchase Warrants can be issued pro-rata based on the schedule above.

4.3 Option to purchase 10% equity of Aquity (Pty) Ltd. For a period of 24 months starting upon the completion of Tranche Two (as described in 4.2B.ii above) ICG will have an option to buy Ownership Shares of Aquity (Pty) Ltd. owned by LQWC representing a 10% ownership interest in Aquity (Pty) Ltd. for US$25,000

5. Confidential Information.

5.1 Definition of Confidential Information. As used in this Agreement, “Confidential Information” shall, subject to the provisions set forth at Section 5.2 of this Agreement, included, but not be limited to, details of wastewater treatment technologies, plant designs, specifications, schematics, service level agreements, water as a service agreements, water purchase agreements, contracts, financial, accounting, capital structure information, corporate organizational information, identities, names and addresses of shareholders, directors, officers, employees, contractors, vendors, suppliers, customers, clients and all persons and entities associated with the Company, information pertaining to projects, projections, assumptions and analyses, and all other data and information and similar items relating to the business of the Company and all other data and information and similar items relating to the Company of whatever kind or nature and whether or not prepared or compiled by the Company.

5.2 General Knowledge. Confidential Information, as that term is used in this Agreement shall not include information which:

(a) is already known without restriction to ICG; or

(b) is or becomes publicly known as a result of no wrongful act of ICG; or

(c) is received from a third party without restriction and without breach of this

Agreement; or

(d) is independently developed by ICG.

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5.3. Non-Disclosure. ICG and its representatives, heirs, successors, employees, assigns, attorneys, affiliates, agents and other representatives, as the case may be, and each of their shareholders, partners, directors, officers, employees, representatives, attorneys, and all other persons or entities acting by, through, under, or in connection with them, or any of them, shall not, directly or indirectly, divulge, disclose, disseminate, distribute, license, circulate, publish, use, sell or otherwise make known any Confidential Information to any third party or person or entity not expressly authorized by the Company in advance in writing to receive such Confidential Information. ICG shall prevent disclosure of any Confidential Information to any third party and shall exercise the most stringent care and discretion in accordance with ICG duty pursuant to this Agreement to prevent any such disclosure.

5.4. Ownership and Reproduction or Translation of Confidential Information. All Confidential Information is and shall remain the property of the Company and may not be reproduced, replicated, recreated, reconstructed, remanufactured, engineered, reverse engineered, copied, translated, compiled, interpreted or decompiled, in any manner whatsoever whether electronic, electromagnetic, electromechanical, mechanical, chemical or photographic without the prior written consent of the Company.

5.5. Removal and Return of Confidential Information. ICG shall only remove such original or reproduced, replicated or photocopied Confidential Information from the premises of the Company or any bailee(s) or other place of repository as may be expressly permitted in advance in writing by the Company. ICG shall promptly return to the Company all Confidential Information upon the request of the Company and shall not retain any reproductions, replications, photocopies or other copies or renditions of any Confidential Information. ICG shall certify in writing to the Company that ICG has either returned or destroyed all such reproductions, replications, photocopies or copies or other renditions.

5.6. Prohibition of Use.  ICG shall not directly or indirectly make any use whatsoever of Confidential Information or of any feature, specification, detail or other characteristic contained in, or derived from, any Confidential Information, except as may be expressly authorized by the Company in writing.

5.7. Competitive Activities. Any unauthorized use, sale, licensing, marketing, transfer or disclosure of Confidential Information obtained by ICG, including information concerning the Confidential Information and any future or proposed activities by the Company or any of the Company’s employees, associates, affiliates, agents, ICG or representatives, and the fact that those activities may be considered or in production, as well as any description of the features, specifications, or characteristics of those activities, shall constitute unfair competition and shall be a breach of this Agreement and of ICG’s fiduciary duties to the Company.  ICG shall not engage in any unfair competition with the Company at any time, whether during or following the completion of the term of this Agreement.

6. Management Power of ICG. The business affairs of the Company and the operation of business of the Company shall be conducted by the officers and administrative staff and employees of the Company. It is the intention of the Company not to confer on ICG, and ICG shall not have, any power of direction, management, supervision or control of the administrative staff or other employees of the Company, or to otherwise be involved with the management of the business of the Company, other than if ICG principal is on the board of the Company.

7. Authority to Contract. ICG shall have no power to, and ICG shall not, obligate the Company in any manner whatsoever to any contract, agreement, undertaking, commitment or other obligation.

8. Registration Status of ICG. ICG is not engaged in the business of effecting transactions in securities for the accounts of others and use any interstate commerce to effect securities transactions with persons in the United States. ICG is not registered with any agency as a broker-dealer, investment advisor or investment manager, and, as a result and pursuant to Section 15(a)(1) of the Securities Exchange Act of 1934, ICG shall not offer, offer to sell, offer for sale, sell, or induce or attempt to induce the purchase or sale of securities of the Company in the United States. None of the services to be provided by ICG pursuant to the provisions of this Agreement are intended to be or shall be construed as offering or selling securities, or providing investment advice.  None of the services intended to be provided by ICG require registration as a broker-dealer, investment advisor or investment manager.

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9. Services of ICG Not Exclusive. Subject to the provisions of Section 5.7 of this Agreement, ICG may represent, perform services for, and be employed by, any additional persons as ICG, in ICG’s sole discretion, determines to be necessary or appropriate.

10. Relationship Created. ICG or its principal as member of the Board of the Company, is not an employee of the Company for any purpose whatsoever, but is an independent contractor. The Company is interested only in the results obtained by ICG. All expenses and disbursements, including, but not limited to, those for maintenance, entertainment, office, clerical and general administrative expenses, that may be incurred by ICG in connection with this Agreement shall be borne and paid wholly and completely by ICG, and the Company shall not be in any way responsible or liable therefore. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes.  All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters.

11.  Indemnification

a) The Company warrants and represents that all oral communications, written documents or materials furnished to ICG by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and ICG may rely upon the accuracy thereof without independent investigation.  The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto resulting from ICG’s communication or dissemination of any said information, documents or materials excluding any such claims or litigation resulting from ICG’s communication or dissemination of information not provided or authorized by the Company.

b) ICG covenants that all oral communications, written documents or materials regarding the Company delivered or furnished by ICG to any third party shall be based upon and accurately reflect the information given ICG by Company.  ICG shall protect, indemnify and hold harmless Company against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto resulting from ICG’s communication or dissemination of any information which does not accurately or truthfully reflect the information given by Company to ICG.

12. Governmental Rules and Regulations. The provisions of this Agreement and the relationship contemplated by the provisions of this Agreement are subject to any and all present and future orders, rules and regulations of any duly constituted authority having jurisdiction of that relationship.

13. Notices. All notices, requests, demands or other communications pursuant to this Agreement shall be in writing or by telex or facsimile transmission and shall be deemed to have been duly given: - (i) on the date of service, if delivered in person or by telex or facsimile transmission (with the telex or facsimile confirmation of transmission receipt serving as confirmation of service when sent and provided telexed or telecopied notices are also mailed by first class, certified or registered mail, postage prepaid); or (ii) 48 hours after mailing by first class, registered or certified mail, postage prepaid, and properly addressed as follows:

If to the Company:

100 Challenger Road, 8th Floor

Ridgefield Park, NJ 07660 USA

Attn: Max Khan

If to ICG:

Schiedhaldenstrasse 6, 8700 Küsnacht

ZH Switzerland

Attn: Robert Kaufmann

or at such other address as the party affected may designate in a written notice to such other party in compliance with this paragraph.

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14.  Entire Agreement. This Agreement is the final written expression and the complete and exclusive statement of all the agreements, conditions, promises, representations, warranties and covenants between the parties with respect to the subject matter of this Agreement, and this Agreement supersedes all prior or contemporaneous agreements, negotiations, representations, warranties, covenants, understandings and discussions by and between and among the parties, their respective representatives, and any other person, with respect to the subject matter specified in this Agreement. This Agreement may be amended only by an instrument in writing which expressly refers to this Agreement and specifically states that such instrument is intended to amend this Agreement and is signed by each of the parties.

15. Number and Gender. Whenever the singular number is used in this Agreement, and when required by the context, the same shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include Company, firm, trust, estate, joint venture, governmental agency, sole proprietorship, political subdivision, company, congregation, organization, fraternal order, club, league, society, municipality, association, joint stock company, partnership or other form of entity.

16. Execution in Counterparts. This Agreement may be prepared in multiple copies and forwarded to each of the parties for execution. All of the signatures of the parties may be affixed to one copy or to separate copies of this Agreement and when all such copies are received and signed by all the parties, those copies shall constitute one agreement which is not otherwise separable or divisible.

17. Choice of Law and Consent to Jurisdiction. All questions concerning the validity, interpretation or performance of any of the terms, conditions and provisions of this Agreement or of any of the rights or obligations of the parties, shall be governed by, and resolved in accordance with the laws of British Virgin Islands.

18. Assignability. Neither party shall sell, assign, transfer, convey or encumber this Agreement or any right or interest in this Agreement or pursuant to this Agreement, or suffer or permit any such sale, assignment, transfer or encumbrance to occur by operation of law without the prior written consent of the other party.  In the event of any sale, assignment, transfer or encumbrance consented to by such other party, the transferee or such transferee's legal representative shall agree with such other party in writing to assume personally, perform and be obligated by, the covenants, obligations, warranties, representations, terms, conditions and provisions specified in this Agreement.

19. Force Majeure.  If any party is rendered unable, completely or partially, by the occurrence of an event of "force majeure" (hereinafter defined) to perform such party's obligations created by the provisions of this letter of intent, such party shall give to the other party prompt written notice of the event of "force majeure" with reasonably complete particulars concerning such event; thereupon, the obligations of the party giving such notice, so far as those obligations are affected by the event of "force majeure," shall be suspended during, but no longer than, the continuance of the event of "force majeure." The party affected by such event of "force majeure" shall use all reasonable diligence to resolve, eliminate and terminate the event of "force majeure" as quickly as practicable. The requirement that an event of "force majeure" shall be remedied with all reasonable dispatch as hereinabove specified, shall not require the settlement of strikes, lockouts or other labor difficulties by the party involved, contrary to such party's wishes, and the resolution of any and all such difficulties shall be handled entirely within the discretion of the party concerned. The term “force majeure” as used in this letter of intent shall be defined as and mean any act of God, strike, civil disturbance, lockout or other industrial disturbance, act of the public enemy, war, blockage, public riot, earthquake, tornado, hurricane, lightning, fire, public demonstration, storm, flood, explosion, governmental action, governmental delay, restraint or inaction, unavailability of equipment, and any other cause or event, whether of the type enumerated specifically in this section or otherwise, which is not reasonably within the control of the party claiming such suspension.

20. Consent to Agreement. By executing this Agreement, each party, for himself, represents such party has read or caused to be read this Agreement in all particulars, and consents to the rights, conditions, duties and responsibilities imposed upon such party as specified in this Agreement.

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21. ICG’s Representations.  In connection with the acceptance of the Common Stock, the Consultant represents and warrants to the Company and FCP, to the best of its actual knowledge, as follows:

(i)	Disclosure of Information. Consultant has received and reviewed information about the Company and has had an opportunity to discuss the Company’ business, management and financial affairs with its management. Consultant understands and acknowledges that such discussions, as well as any written information issued by Company, (i) were intended to describe the aspects of the Company’s business and prospects which Company believes to be material, but were not necessarily an exhaustive description, and (ii) may have contained forward-looking statements involving known and unknown risks and uncertainties which may cause Company’s actual results in future periods or plans for future periods to differ materially from what was anticipated and that no representations or warranties were or are being made with respect to any such forward-looking statements or the probability of achieving any of the results projected in any of such forward-looking statements.

(ii)	Investment Experience. The Consultant acknowledges that it is able to fend for itself, can bear the economic risk of loss of seed capital provided to the Company and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of such an investment.

IN WITNESS WHEREOF the parties have executed this Business and Financial Consulting Agreement in duplicate and in multiple counterparts, each of which shall have the force and effect of an original, on the date specified in the preamble of this Agreement.

COMPANY:	ICG:

Dated: February 22, 2022	Dated: Feb 15, 2022

Lifequest World Corp.	Invest Consulting GmbH

By: /s/ Max Khan	By: /s/ Robert Kaufmann
Max Khan	Robert Kaufmann
CEO	CEO

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